UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1. Press Release dated March 15, 2023: Safe Bulkers Announces Appointments to the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2023

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers Announces Appointments to the Board of Directors

Monaco – March 15, 2023 – Safe Bulkers, Inc. (“Safe Bulkers” or the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that, on recommendation of the Corporate Governance, Nominating and Compensation Committee, the Board of Directors of the Company (the “Board”) voted to expand the size of the Board from seven directors to nine directors and to elect Kristin H. Holth and Marina Hajioannou to fill the new positions, effective immediately. On March 15, 2023, Mses. Holth and Hajioannou accepted such appointments, effective on such date. The Board has determined that Ms. Holth is independent for purposes of the NYSE independence standards and has appointed Ms. Holth to serve on the Corporate Governance, Nominating and Compensation Committee and the Audit Committee.

Ms. Holth previously served as Executive Vice President and Global Head of Ocean Industries for DNB Bank ASA (“DNB”), Norway’s largest financial services group and a global leading financial institution within the Ocean Industries. Ms. Holth has significant experience in capital markets and funding, and has held numerous management positions within DNB over the years, including serving as Global Head of Shipping, Offshore & Logistics for four years, and General Manager & Head of DNB Americas for six years. Ms. Holth currently serves on several boards, including Noble Corporation (NYSE: NE), GasLog Partners LP (NYSE: GLOP), Maersk Tankers, and HitecVision AS. Ms. Holth holds a Bachelor of Business Administration degree in international finance from BI Norwegian Business School.

Ms. Hajioannou is working in chartering and operations for Safe Bulkers. She holds a Bachelor Degree in Fine Arts at Chelsea College of Art and Design, UAL and a certificate in shipping from Hellenic Management Center/ICS.

About Safe Bulkers, Inc.

Safe Bulkers is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. Safe Bulkers common stock, Series C preferred stock and Series D preferred stock are listed on the NYSE, where they trade under the symbols “SB,” “SB.PR.C” and “SB.PR.D,” respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in the Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, Safe Bulkers’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although Safe Bulkers believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that  such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Safe Bulkers. Actual results may differ materially from those expressed or implied by such forward- looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which Safe Bulkers operates, risks associated with operations outside the United States and other factors listed from time to time in Safe Bulkers’ filings with the Securities and Exchange Commission. Safe Bulkers expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis President

Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

+357 25 887 200

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com